

Andrei Klochko · 2nd

CEO & co-founder @ Airthium (YC S17)

Greater Paris Metropolitan Region · 500+ connections ·

Contact info

Airthium


Ecole polytechnique

Experience

CEO and co-Founder

Airthium

Mar 2015 – Present · 5 yrs 11 mos

Palaiseau, France

Airthium makes pumped heat energy storage modules to store solar and wind energy over medium to long durations (6-60 hours). Our modules convert electricity to heat at 550°C, stor the heat in molten salt tanks, and then convert the heat back into electricity. They are characterized by a very low cost, well below $100/kWh at scale, that make solar+storage and wind+storage cheap, dependable sources of decarbonated electricity.

Our first products will include additional fuel burners to keep the electricity on when the storage runs out, providing 24/7, deeply decarbonated electricity to off-grid users. 1 **...see mor**


100 % d'énergies renouvelables, est-ce...


Andrei Klochko - Prix Fibre de l'Innovation...


Laboratoire de Physique des Plasmas, Ecole Polytechnique
3 yrs 5 mos

Post-doctoral fellow

Jan 2015 – Feb 2015 · 2 mos
Palaiseau, France

Work on the last unfinished projects which were started during my PhD Thesis. Experimental study of the collisional deactivation of some electronically excited states in highly excited air and nitrogen plasmas. Academic research having applications in plasma assisted combustion ("better engine igniters"), and air flow control in aerospace applications (plasma actuators).

PhD Student
Oct 2011 – Dec 2014 · 3 yrs 3 mos
Paris, France

Work on a pulsed nanosecond discharge experiment. The experiment is a platform used to validate a kinetic model, and study fast (and uniform) gas heating and its applications: combustion and ignition enhancement, flow control, and others. The work features laser diagnostics, nanosecond time-resolved electrical diagnostics and imaging, spectros …see mor

Intern
Laboratory for Plasma Physics, Ecole Polytechnique
Mar 2011 – Jun 2011 · 4 mos
Région de Paris , France

Preliminary work on the PhD thesis subject, focused on time-resolved electric field measurements.

Education



Ecole polytechnique
Master of Engineering (M.Eng.), Physics
2007 – 2011
Activities and Societies: video editing association of the Ecole Polytechnique (JTX, former member) organizing visits of laboratories across France ("Binet Boson", former president)

A multidisciplinary formation. During the first two years, I actively studied Computer Science as much as Physics and Mathematics (both theoretical and applied), then during the last two years I specialized in Physics, and finally in Plasma Physics.The formation featured a three months internship in CEA Saclay, as well as an 8 months training in the army (French Air Force, BA 115 in Orange)

Lycée Masséna
Mathematics and Physics
2005 – 2007

Two years of preparation to the nationwide admission exams of French engineer schools. Covers about three years of the French universities' science program.

MPSI/MP*



